maxis.

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

17 January 2007

Securities [redacted] mission
[redacted] ate Finance

07020611

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 December 2006 to 15 January 2007, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 December 2006 to 15 January 2007.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Crawford Brickley

Singap-1/51421/01

1/29

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 December 2006 26 December 2006 28 December 2006 04 January 2007 09 January 2007 10 January 2007 15 January 2007	Bursa Securities Listing Requirements	A
2. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Employees Provident Fund b) Templeton Woldwide, Inc. c) Franklin Resources, Inc. d) Templeton Asset Management e) Templeton International, Inc.	19 December 2006 20 December 2006 22 December 2006 26 December 2006 28 December 2006 29 December 2006 04 January 2007 08 January 2007 11 January 2007 12 January 2007 15 January 2007	Bursa Securities Listing Requirements	B
3. General Announcement	19 December 2006 21 December 2006 22 December 2006 12 January 2007	Bursa Securities Listing Requirements	C
4. Change in Boardroom	29 December 2006	Bursa Securities Listing Requirements	D
5. Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965	22 December 2006	Bursa Securities Listing Requirements	E

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40178 OF 2006

Exemption File No.
082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/12/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 481,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 21 December 2006.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40285 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/12/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 870,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 28 December 2006.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40328 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **28/12/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,738,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 3 January 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40425 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/01/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,172,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 8 January 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40489 OF 2007

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **09/01/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 580,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 11 January 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40502 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **10/01/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 208,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 12 January 2007.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40574 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/01/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 279,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 17 January 2007.**

APPENDIX B

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-061219-9FA97**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,909,600 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,225,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

[illegible]IM Asset Management Sdn Bhd
(in respect of 60,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**11/12/2006**	**2,433,300**	
Disposed	**12/12/2006**	**961,300**	

Circumstances by reason of which change has occurred	:	**Disposals of shares managed by EPF Board and portfolio managers in respect of 1,909,600 and 1,485,000 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**1,909,600**
Direct (%)	:	**0.0758**
Indirect/deemed interest (units)	:	**1,485,000**
Indirect/deemed interest (%)	:	**0.059**
Total no of securities after change	:	**135,477,700**
Date of notice	:	**12/12/2006**

Remarks

[illegible]s announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 12 December 2006 received by Maxis on 19 December 2006.

The registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 117,566,100 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 650,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,636,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-061212-4C072**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **20/12/2006**

Particulars of substantial Securities Holder

Name : **EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No. : **EPF ACT 1991**
Nationality/Country of incorporation : **Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,850,000 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 400,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**13/12/2006**	**2,500,000**	
Disposed	**14/12/2006**	**750,000**	

Circumstances by reason of which change has occurred : **Disposals of shares managed by EPF Board and portfolio managers in respect of 1,850,000 and 1,400,000 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest : **Direct and Indirect**
Direct (units) : **1,850,000**
Direct (%) : **0.0735**
Indirect/deemed interest (units) : **1,400,000**
Indirect/deemed interest (%) : **0.0556**
Total no of securities after change : **132,227,700**
Date of notice : **14/12/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 14 December 2006 received by Maxis on 20 December 2006.

Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 115,716,100 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 650,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Mayban Investment Management Sdn Bhd
(in respect of 585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,236,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-061222-38F69**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
RHB Asset Management Sdn Bhd
(in respect of 61,800 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**18/12/2006**	**61,800**	

Circumstances by reason of which change has occurred	:	**Disposal of shares managed by portfolio manager**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**61,800**
Indirect/deemed interest (%)	:	**0.0025**
Total no of securities after change	:	**132,165,900**
Date of notice	:	**18/12/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 18 December 2006 received by Maxis on 22 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 115,716,100 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 650,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd

Exemption File No.
082-34780

(in respect of 1,175,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 **Exemption File No 082-34780**

Reference No **MC-061220-39198**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 250,500 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/12/2006**	**250,500**	

Circumstances by reason of which change has occurred	:	**Disposal of shares managed by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**0.0099**
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**131,915,400**
Date of notice	:	**19/12/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 19 December 2006 received by Maxis on 26 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 115,465,600 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 650,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd

(in respect of 1,175,100 ordinary shares of RM0.10 each in Maxis)

Exemption File No: 082-34780

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-061228-51957**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis Shares")**

Name & address of registered holder

EPF Board
(in respect of 876,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 30,900 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**21/12/2006**	**876,700**	
Others	**18/12/2006**	**30,900**	

Description of other type of transaction	:	**Subsequent to our announcement dated 22 December 2006, we have been informed by EPF Board that the disposal on 18 December 2006 was 30,900 Maxis Shares instead of 61,800 Maxis Shares. Therefore, 30,900 Maxis Shares are included to make the adjustment.**
Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
Nature of interest	:	**Direct**
Direct (units)	:	**876,700**
Direct (%)	:	**0.0348**
Indirect/deemed interest (units)	:	**30,900**
Indirect/deemed interest (%)	:	**0.0012**
Total no of securities after change	:	**132,823,000**
Date of notice	:	**21/12/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 21 December 2006 received by Maxis on 28 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 116,342,300 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 650,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Mayban Investment Management Sdn Bhd
(in respect of 585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,206,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-061229-0CDA4**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of the acquisition of 535,400 and disposal of 1,908,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**22/12/2006**	**535,400**	
Disposed	**26/12/2006**	**1,908,600**	

Circumstances by reason of which change has occurred	:	**Purchase and disposal of shares managed by EPF Board in respect of 535,400 and 1,908,600 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**1,373,200**
Direct (%)	:	**0.054**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**131,449,800**
Date of notice	:	**26/12/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 26 December 2006 received by Maxis on 29 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,969,100 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 650,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
032-34780

RHB Asset Management Sdn Bhd
(in respect of 1,206,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070104-74216**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**04/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 944,600 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 150,200 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 514,200 ordinary shares of RM0.10 each in Maxis)

tails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**27/12/2006**	**1,194,800**	
Disposed	**28/12/2006**	**414,200**	

Circumstances by reason of which change has occurred	:	**Sales of equity managed by EPF Board and Portfolio Manager respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**944,600**
Direct (%)	:	**0.037**
Indirect/deemed interest (units)	:	**664,400**
Indirect/deemed interest (%)	:	**0.026**
Total no of securities after change	:	**129,840,800**
Date of notice	:	**28/12/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 28 December 2006 received by Maxis on 4 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking to account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,024,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Mayban Investment Management Sdn Bhd
(in respect of 585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 691,800 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070108-28058**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 1,083,600 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 91,800 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**29/12/2006**	**1,175,400**	

Circumstances by reason of which change has occurred	:	**Disposals of shares managed by EPF Board and portfolio manager respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**1,083,600**
Direct (%)	:	**0.043**
Indirect/deemed interest (units)	:	**91,800**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**128,665,400**
Date of notice	:	**29/12/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 29 December 2006 received by Maxis on 8 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 112,940,900 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 585,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.

Exemption File No. 082-34780

(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070111-39513**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Citibank Berhad
K

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070111-0F907**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/01/2007**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Citibank Berhad
Kuala Lumpur, M

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780
Reference No **MC-070111-12250**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 230,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**09/01/2007**	**230,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**230,000**
Indirect/deemed interest (%)	:	**0.0091**
Total no of securities after change	:	**132,623,100**
Date of notice	:	**10/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 10 January 2007 received by Maxis on 11 January 2007.

The Registered holders of the Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,982,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780
Reference No **MC-070111-14BAB**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 230,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**09/01/2007**	**230,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**230,000**
Indirect/deemed interest (%)	:	**0.0091**
Total no of securities after change	:	**132,623,100**
Date of notice	:	**10/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 10 January 2007 received by Maxis on 11 January 2007.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,982,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070111-3563D**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 471,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 900,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**03/01/2007**	**500,000**	
Acquired	**04/01/2007**	**871,700**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market managed by EPF and Porfolio Manager respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**471,700**
Direct (%)	:	**0.019**
Indirect/deemed interest (units)	:	**900,000**
Indirect/deemed interest (%)	:	**0.036**
Total no of securities after change	:	**130,037,100**
Date of notice	:	**04/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 4 January 2007 received by Maxis on 11 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,412,600 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070112-44941**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 11,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**10/01/2007**	**11,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**11,000**
Indirect/deemed interest (%)	:	**0.0004**
Total no of securities after change	:	**132,612,100**
Date of notice	:	**11/01/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 11 January 2007 received by Maxis on 12 January 2007.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank B

Exemption File No. 82-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070112-9659F**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 11,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**10/01/2007**	**11,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**11,000**
Indirect/deemed interest (%)	:	**0.0004**
Total no of securities after change	:	**132,612,100**
Date of notice	:	**11/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 11 January 2007 received by Maxis on 12 January 2007.

The Registered holders of the Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,971,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070112-9862A**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/01/2007**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 11,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**10/01/2007**	**11,000**	

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070112-9A9D8**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/01/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 11,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**10/01/2007**	**11,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**11,000**
Indirect/deemed interest (%)	:	**0.0004**
Total no of securities after change	:	**132,612,100**
Date of notice	:	**11/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 11 January 2007 received by Maxis on 12 January 2007.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,971,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070115-44993**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/01/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 100,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**05/01/2007**	**800,000**	
Acquired	**08/01/2007**	**300,000**	

Circumstances by reason of which change has occurred	:	**Purchase of shares on open market by EPF Board and Portfolio Manager respectively**
Nature of interest	:	**Direct**
Direct (units)	:	**1,000,000**
Direct (%)	:	**0.0396**
Indirect/deemed interest (units)	:	**100,000**
Indirect/deemed interest (%)	:	**0.004**
Total no of securities after change	:	**131,137,100**
Date of notice	:	**08/01/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 8 January 2007 received by Maxis on 15 January 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,412,600 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,585,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,740,000 ordinary shares of RM0.10 each in Maxis)

APPENDIX C

General Announcement
Reference No **MC-061219-49194**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/12/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - PROPOSED RM500.0 MILLION COMMERCIAL PAPERS/MEDIUM TERM NOTES PROGRAMME AND RM500.0 MILLION MEDIUM TERM NOTES PROGRAMME (COLLECTIVELY THE "PROPOSED PROGRAMMES")**

Contents :

Further to the Company's announcements dated 9 November 2004 and 6 December 2004, and subsequent updates at every quarter's financial results, the Board of Directors of Maxis wishes to announce that the Securities Commission has vide its letter dated 18 December 2006 to HSBC Bank Malaysia Berhad (which was received on 19 December 2006) approved the Company's application for an extension of time of six months from 30 December 2006 for Maxis to make the initial issuance under the Proposed Programmes subject to the terms and conditions contained therein. The Securities Commission has also approved, inter alia, changes to the terms of utilisation of proceeds arising from the Proposed Programmes, to that for the benefit of Maxis and its Malaysian subsidiaries only.

This announcement is dated 19 December 2006.

Exemption File No.
082-34780

General Announcement
Reference No **MC-061221-57383**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/12/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 21 December 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Edward Ying Siew Heng, the Chief Operating Officer of the Company, do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

1. The disposal of 20,000 ordinary shares of RM0.10 each (representing 0.0008% of the issued share capital of Maxis) at RM10.10 each on 8 December 2006; and

2. The disposal of 30,000 ordinary shares of RM0.10 each (representing 0.0012% of the issued share capital of Maxis) at RM10.20 each on 8 December 2006.

(collectively referred to as "the Disposals").

Upon completion of the Disposals, the balance number of shares held by Mr. Edward Ying Siew Heng is 1,025,000 shares representing 0.04% of the total issued share capital of the Company.

This announcement is dated 21 December 2006.

General Announcement
Reference No **MC-061221-C23D3**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/12/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealings in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 22 December 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin Ibrahim, a Director and Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

1. The disposal of 50,000 ordinary shares of RM0.10 each (representing 0.002% of the issued share capital) at RM10.30 each on 11 December 2006;

2. The disposal of 50,000 ordinary shares of RM0.10 each (representing 0.002% of the issued share capital) at RM10.50 each on 11 December 2006; and

3. The disposal of 50,000 ordinary shares of RM0.10 each (representing 0.002% of the issued share capital) at RM10.70 each on 12 December 2006.

(hereinafter collectively referred to as the "Disposals").

Upon completion of the Disposals, the balance number of shares held by Y. Bhg. Dato' Jamaludin Ibrahim is 600,000 shares representing 0.024% of the total issued share capital of the Company.

This announcement is dated 22 December 2006.

Exemption File No.
082-34780

General Announcement
Reference No **MC-070112-44666**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/01/2007**

Type	:	**Announcement**
Subject	:	**COMPLIANCE WITH PARAGRAPH 8.15(1) OF THE LISTING REQUIREMENTS - PUBLIC SHAREHOLDING SPREAD AS AT 31 DECEMBER 2006**

Contents :

Maxis Communications Berhad ("Maxis") wishes to announce that the public shareholding spread of Maxis as at 31 December 2006 is 39.95% comprising 11,663 public shareholders holding not less than 100 shares each. Consequently, Maxis has complied with the level of public shareholding spread requirement pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad.

This announcement is dated 12 January 2007.

APPENDIX D

Change in Boardroom

Exemption File No. 082-34780

Reference No **MC-061226-63291**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/12/2006**

Date of change	:	**01/01/2007**
Type of change	:	**Resignation**
Designation	:	**Non-Executive Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**Tan Poh Ching**
Age	:	**59**
Nationality	:	**Malaysian**
Qualifications	:	**He graduated in 1973 with a First Class (Hons) Degree in Mechanical Engineering from the University of Strathclyde, Scotland and has attended the Advanced Management Programme at the Harvard Business School**
Working experience and occupation	:	**He held various management positions in the Shell group of companies in Malaysia from 1973 to 1990 before joining Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong Public Limited Company ("Tanjong") (listed on the Bursa Securities and the London Stock Exchange plc) in April 1990. He was appointed Director of Tanjong in October 1991, and subsequently as its Chief Executive Officer from July 1992 until his retirement on 1 May 2003. He continues to be a Non-Executive Director of Tanjong and Powertek Berhad, a wholly-owned subsidiary of Tanjong.**
Directorship of public companies (if any)	:	**1) Tanjong Public Limited Company** **2) ASTRO ALL ASIA NETWORKS plc** **3) Powertek Berhad** **4) Malaysian Community & Education Foundation**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**500,000 ordinary shares of RM0.10 each**
Remarks	:	**En Tan Poh Ching has also resigned as member of the Remuneration Committee and as chairman of the Employee Share Option Scheme Committee. The Board of Directors of Maxis thank En Tan Poh Ching for his past contributions to the Company and wish him all the very best.**

APPENDIX E

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-061219-43462**

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/12/2006**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**14/12/2006**	**350,000**	**4.360**

Description of other type of transaction	:	**Subscription for 350,000 ordinary shares by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme ("the Subscription of Shares")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**950,000**
Direct (%)	:	**0.038**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**22/12/2006**
Remarks	:	

The total number of options held after the Subscription of Shares is 2,209,578

Exemption File No. 082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-061219-43141**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/12/2006**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**11/12/2006**	**50,000**	**10.300**
Disposed	**11/12/2006**	**50,000**	**10.500**
Disposed	**12/12/2006**	**50,000**	**10.700**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**600,000**
Direct (%)	:	**0.024**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**22/12/2006**
Remarks	:	

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No. 082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 7 day of December , 2006.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	481,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 27,000 shares	-	RM4.36	-
[c]	Amount paid on 68,000 shares	-	RM5.13	-
[c]	Amount paid on 6,000 shares	-	RM6.47	-
[c]	Amount paid on 30,000 shares	-	RM7.05	-
[c]	Amount paid on 13,000 shares	-	RM7.74	-
[c]	Amount paid on 232,000 shares	-	RM7.99	-
[c]	Amount paid on 6,000 shares	-	RM8.13	-
[c]	Amount paid on 10,000 shares		RM8.54	-
[c]	Amount paid on 4,000 shares		RM8.69	-
[c]	Amount paid on 81,000 shares		RM8.74	-
[c]	Amount paid on 4,000 shares		RM9.04	
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 27,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 68,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 6,000 shares	-	RM6.37	-
[e]	Amount of premium paid or payable on 30,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 13,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 232,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 6,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 10,000 shares		RM8.44	-
[e]	Amount of premium paid or payable on 4,000 shares		RM8.59	-
[e]	Amount of premium paid or payable on 81,000 shares		RM8.64	-
[e]	Amount of premium paid or payable on 4,000 shares		RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **18** day of **December** , **2006**

CHAN CHEE BENG
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,516,961,000** shares of RM0.10 each and the paid-up capital is **RM251,696,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**26,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**41,000**
	(c)	the number of shares allotted to non-citizens	**30,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**76,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	308,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	481,000

Dated this 18 day of December , 2006

....
CHAN CHEE BENG
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of December , 2006.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**870,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **350,000** shares	-	RM4.36	-
[c] Amount paid on **10,000** shares	-	RM5.13	-
[c] Amount paid on **510,000** shares	-	RM5.34	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **350,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **10,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **510,000** shares	-	RM5.24	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of December , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,519,569,000** shares of RM0.10 each and the paid-up capital is **RM251,956,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**10,000**
	(c)	the number of shares allotted to non-citizens	**510,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No. 082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	350,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	870,000

Dated this 22 day of December , 2006

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang.
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No. 082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 11 day of December , 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	966,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 75,000 shares	-	RM4.36	-
[c]	Amount paid on 416,000 shares	-	RM5.13	-
[c]	Amount paid on 6,000 shares	-	RM6.47	-
[c]	Amount paid on 6,000 shares	-	RM7.05	-
[c]	Amount paid on 48,000 shares	-	RM7.74	-
[c]	Amount paid on 281,000 shares	-	RM7.99	-
[c]	Amount paid on 3,000 shares	-	RM8.13	-
[c]	Amount paid on 19,000 shares		RM8.54	-
[c]	Amount paid on 8,000 shares		RM8.69	-
[c]	Amount paid on 98,000 shares		RM8.74	-
[c]	Amount paid on 6,000 shares		RM9.04	
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 75,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 416,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 6,000 shares	-	RM6.37	-
[e]	Amount of premium paid or payable on 6,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 48,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 281,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 3,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 19,000 shares		RM8.44	-
[e]	Amount of premium paid or payable on 8,000 shares		RM8.59	-
[e]	Amount of premium paid or payable on 98,000 shares		RM8.64	-
[e]	Amount of premium paid or payable on 6,000 shares		RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of December , 2006

CHAN CHEE BENG
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,517,927,000** shares of RM0.10 each and the paid-up capital is **RM251,792,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**72,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**609,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**73,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	212,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	966,000

Dated this 26 day of December , **2006**

....
CHAN CHEE BENG
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No. 082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 14 day of December , 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	772,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 33,000 shares	-	RM4.36	-
[c]	Amount paid on 212,000 shares	-	RM5.13	-
[c]	Amount paid on 1,000 shares	-	RM6.47	-
[c]	Amount paid on 3,000 shares	-	RM7.05	-
[c]	Amount paid on 31,000 shares	-	RM7.74	-
[c]	Amount paid on 298,000 shares	-	RM7.99	-
[c]	Amount paid on 19,000 shares	-	RM8.13	-
[c]	Amount paid on 5,000 shares		RM8.54	-
[c]	Amount paid on 12,000 shares		RM8.69	-
[c]	Amount paid on 154,000 shares		RM8.74	-
[c]	Amount paid on 4,000 shares		RM9.04	
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 33,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 212,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 1,000 shares	-	RM6.37	-
[e]	Amount of premium paid or payable on 3,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 31,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 298,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 19,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 5,000 shares		RM8.44	-
[e]	Amount of premium paid or payable on 12,000 shares		RM8.59	-
[e]	Amount of premium paid or payable on 154,000 shares		RM8.64	-
[e]	Amount of premium paid or payable on 4,000 shares		RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of December , 2006

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	471,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	772,000

Dated this 26 day of December , 2006

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 18 day of **December** , **2006.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	512,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 32,000 shares	-	RM4.36	-
[c]	Amount paid on 10,000 shares	-	RM4.80	-
[c]	Amount paid on 152,000 shares	-	RM5.13	-
[c]	Amount paid on 6,000 shares	-	RM7.74	-
[c]	Amount paid on 166,000 shares	-	RM7.99	-
[c]	Amount paid on 4,000 shares	-	RM8.13	-
[c]	Amount paid on 13,000 shares	-	RM8.54	-
[c]	Amount paid on 11,000 shares		RM8.69	-
[c]	Amount paid on 106,000 shares		RM8.74	-
[c]	Amount paid on 12,000 shares		RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 32,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 10,000 shares	-	RM4.70	-
[e]	Amount of premium paid or payable on 152,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 6,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 166,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 4,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 13,000 shares	-	RM8.44	-
[e]	Amount of premium paid or payable on 11,000 shares		RM8.59	-
[e]	Amount of premium paid or payable on 106,000 shares		RM8.64	-
[e]	Amount of premium paid or payable on 12,000 shares		RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of December , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,520,081,000** shares of RM0.10 each and the paid-up capital is **RM252,008,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**46,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**209,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**80,000**

Continue ...... Page 3 (Form 24)

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	177,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	512,000

Dated this 29 day of December , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
632-54750

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 221st day of December, 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	660,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 56,000 shares	-	RM4.36	-
[c]	Amount paid on 107,000 shares	-	RM5.13	-
[c]	Amount paid on 3,000 shares	-	RM6.47	-
[c]	Amount paid on 8,000 shares	-	RM7.05	-
[c]	Amount paid on 3,000 shares	-	RM7.74	-
[c]	Amount paid on 244,000 shares	-	RM7.99	-
[c]	Amount paid on 3,000 shares	-	RM8.13	-
[c]	Amount paid on 17,000 shares		RM8.54	-
[c]	Amount paid on 11,000 shares		RM8.69	-
[c]	Amount paid on 191,000 shares		RM8.74	-
[c]	Amount paid on 17,000 shares		RM9.04	-
[e]	Amount of premium paid or payable on 56,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 107,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 3,000 shares	-	RM6.37	-
[e]	Amount of premium paid or payable on 8,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 3,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 244,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 3,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 17,000 shares		RM8.44	-
[e]	Amount of premium paid or payable on 11,000 shares		RM8.59	-
[e]	Amount of premium paid or payable on 191,000 shares		RM8.64	-
[e]	Amount of premium paid or payable on 17,000 shares		RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29th day of December , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,520,741,000** shares of RM0.10 each and the paid-up capital is **RM252,074,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**14,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**261,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**1,000**

Company No.
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	384,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	660,000

Dated this 29th day of December , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of December , 2006 .

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**394,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **26,000** shares	-	RM4.36	-
[c]	Amount paid on **105,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **6,000** shares	-	RM7.05	-
[c]	Amount paid on **18,000** shares	-	RM7.74	-
[c]	Amount paid on **5,000** shares	-	RM7.70	-
[c]	Amount paid on **122,000** shares	-	RM7.99	-
[c]	Amount paid on **10,000** shares		RM8.54	-
[c]	Amount paid on **1,000** shares		RM8.69	-
[c]	Amount paid on **98,000** shares		RM8.74	-
[e]	Amount of premium paid or payable on **26,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **105,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM7.60	-
[e]	Amount of premium paid or payable on **122,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **10,000** shares		RM8.44	-
[e]	Amount of premium paid or payable on **1,000** shares		RM8.59	-
[e]	Amount of premium paid or payable on **98,000** shares		RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 5 day of January , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made on 27 June 2002

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,521,135,000** shares of RM0.10 each and the paid-up capital is **RM252,113,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**41,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**74,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**112,000**

Continue ...... Page 3 (Form 24)

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	167,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	394,000

Dated this 5 day of January , 2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34730

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of December , 2006

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**186,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **4,000** shares	-	RM4.36	-
[c]	Amount paid on **44,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM6.47	-
[c]	Amount paid on **4,000** shares	-	RM7.74	-
[c]	Amount paid on **61,000** shares	-	RM7.99	-
[c]	Amount paid on **67,000** shares	-	RM8.74	-
[c]	Amount paid on **5,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **44,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **67,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 5 day of January , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,521,321,000** shares of RM0.10 each and the paid-up capital is **RM252,132,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**20,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**63,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**5,000**

Company No.	
158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 98,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 186,000

Dated this 5 day of January , 2007

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 3 day of January , 2007

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**208,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **4,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[c]	Amount paid on **69,000** shares	-	RM5.13	-
[c]	Amount paid on **4,000** shares	-	RM6.47	-
[c]	Amount paid on **12,000** shares	-	RM7.05	-
[c]	Amount paid on **6,000** shares	-	RM7.74	-
[c]	Amount paid on **21,000** shares	-	RM7.85	-
[c]	Amount paid on **41,000** shares		RM7.99	-
[c]	Amount paid on **4,000** shares		RM8.54	-
[c]	Amount paid on **8,000** shares		RM8.69	
[c]	Amount paid on **37,000** shares		RM8.74	
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **69,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **21,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **41,000** shares		RM7.89	-
[e]	Amount of premium paid or payable on **4,000** shares		RM8.44	-
[e]	Amount of premium paid or payable on **8,000** shares		RM8.59	
[e]	Amount of premium paid or payable on **37,000** shares		RM8.64	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 8 day of January , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,521,535,000** shares of RM0.10 each and the paid-up capital is **RM252,153,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**53,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**48,000**

Continue ...... Page 3 (Form 24)

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	102,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	208,000

Dated this 8 day of January ,2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of January , 2007.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**279,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **11,000** shares	-	RM4.36	-
[c]	Amount paid on **29,000** shares	-	RM5.13	-
[c]	Amount paid on **73,000** shares	-	RM7.99	-
[c]	Amount paid on **3,000** shares	-	RM8.69	-
[c]	Amount paid on **140,000** shares	-	RM8.74	-
[c]	Amount paid on **23,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **29,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **73,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **140,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **23,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of January , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,521,808,000** shares of RM0.10 each and the paid-up capital is **RM252,180,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**13,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**98,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**13,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	155,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	279,000

Dated this 12 day of January , 2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000